Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PETROCHINA COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Hong Kong Stock Exchange Stock Code: 857; Shanghai Stock Exchange Stock Code: 601857)

ANNOUNCEMENT

First Quarterly Report of 2019

1.	Important Notice

1.1

The Board of Directors of PetroChina Company Limited (the “Company”), the Supervisory Committee and the Directors, Supervisors and Senior Management of the Company warrant that there are no material omissions from, or misrepresentation or misleading statements contained in this quarterly report, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this quarterly report.

1.2	This quarterly report has been considered and approved at the second meeting of the Board of the Company in 2019. All Directors attended this meeting of the Board of Directors.

1.3

Mr. Wang Yilin, Chairman of the Board, Mr. Hou Qijun, Director and President of the Company, and Mr. Chai Shouping, Chief Financial Officer of the Company, warrant the truthfulness, accuracy and completeness of the financial statements set out in this quarterly report.

1.4

The financial statements of the Company and its subsidiaries (the “Group”) have been prepared in accordance with the China Accounting Standards (“CAS”) and the International Financial Reporting Standards (“IFRS”), respectively. The financial statements set out in this quarterly report are unaudited.

2.	Basic Data of the Company

2.1 Key Financial Data and Financial Indicators

2.1.1 Key Financial Data and Financial Indicators Prepared under IFRS

			Unit: RMB Million

Items	As at the end of the reporting period	As at the end of the preceding year	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets	2,634,160	2,432,266	8.3
Equity attributable to owners of the Company	1,225,894	1,214,286	1.0

Items	From the beginning of the year to the end of the reporting period	From the beginning of the preceding year to the end of the preceding reporting period	Changes over the same period of the preceding year (%)
Net cash flows from operating activities	62,022	61,802	0.4

Items	From the beginning of the year to the end of the reporting period	From the beginning of the preceding year to the end of the preceding reporting period	Changes over the same period of the preceding year (%)
Revenue	591,041	542,654	8.9
Net profit attributable to owners of the Company	10,255	10,153	1.0
Return on net assets (%)	0.8	0.8	—
Basic earnings per share (RMB Yuan)	0.056	0.055	1.0
Diluted earnings per share (RMB Yuan)	0.056	0.055	1.0

2.1.2 Key Financial Data and Financial Indicators Prepared under CAS

			Unit: RMB Million

Items	As at the end of the reporting period	As at the end of the preceding year	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets	2,634,448	2,432,558	8.3
Equity attributable to equity holders of the Company	1,226,174	1,214,570	1.0

Items	From the beginning of the year to the end of the reporting period	From the beginning of the preceding year to the end of the preceding reporting period	Changes over the same period of the preceding year (%)
Net cash flows from operating activities	62,022	61,802	0.4

Items	From the beginning of the year to the end of the reporting period	From the beginning of the preceding year to the end of the preceding reporting period	Changes over the same period of the preceding year (%)
Operating income	591,041	542,654	8.9
Net profit attributable to equity holders of the Company	10,251	10,150	1.0
Net profit after deducting non-recurring profit/loss items attributable to equity holders of the Company	13,731	12,348	11.2
Weighted average return on net assets (%)	0.8	0.8	—
Basic earnings per share (RMB Yuan)	0.056	0.055	1.0
Diluted earnings per share (RMB Yuan)	0.056	0.055	1.0

Unit: RMB Million

Non-recurring profit/loss items	Profit/(loss) from the beginning of the year to the end of the reporting period
Net profit on disposal of non-current assets	32
Government grants recognised in the income statement	188
Reversal of provisions for bad debts against receivables	1
Net gains on disposal of subsidiaries	5
Other non-operating income and expenses	(4,826)

Sub-total	(4,600)

Tax impact of non-recurring profit/loss items	1,128
Impact of non-controlling interests	(8)

Total	(3,480)

2.1.3 Differences between CAS and IFRS

☒ Applicable    ☐ Inapplicable

The consolidated net profit for the reporting period under IFRS and CAS were RMB16,049 million and RMB16,045 million, respectively, with a difference of RMB4 million; the consolidated shareholders’ equity as at the end of the reporting period under IFRS and CAS were RMB1,426,419 million and RMB1,426,700 million, respectively, with a difference of RMB281 million, which was primarily due to the revaluation for assets other than fixed assets and oil and gas properties revalued in 1999. During the restructuring in 1999, a valuation was carried out for assets and liabilities injected by China National Petroleum Corporation. On December 19, 2017, 中國石油天然氣集團公司, the Chinese name of CNPC was changed into 中國石油天然氣集團有限公司 (“CNPC” before and after the change of name). The valuation results on assets other than fixed assets and oil and gas properties were not recognised in the financial statements prepared under IFRS.

2.2

Total Number of Shareholders, Shareholdings of Top Ten Shareholders and Shareholdings of Top Ten Holders of Marketable Shares (or Shareholders of Shares Without Selling Restrictions) as at the end of the Reporting Period

Total number of shareholders as at the end of the reporting period	533,290 shareholders including 526,781 holders of A shares and 6,509 overseas holders of H shares (including 164 registered holders of the American Depository Shares).

Shareholdings of the top ten shareholders
Name of shareholder	Nature of shareholder	Percentage of shareholding (%)	Number of shares held		Number of shares with selling restrictions	Number of shares pledged or subject to lock-ups
CNPC	State-owned	80.87	148,010,665,536	(1)	0	0
HKSCC Nominees Limited(2)	Overseas legal person	11.41	20,883,204,087	(3)	0	0
CNPC-CSC-17 CNPC E2 Pledge and Trust Special Account	State-owned legal person	2.09	3,819,989,252		0	3,819,989,252
CNPC-CSC-17 CNPC EB Pledge and Trust Special Account	State-owned legal person	1.12	2,051,488,603		0	2,051,488,603
China Securities Finance Corporation Limited	State-owned legal person	0.62	1,139,138,704		0	0
Beijing Chengtong Financial Holding Investment Co. Ltd.	State-owned legal person	0.53	972,762,646		0	0
Guoxin Investment Co., Ltd.	State-owned legal person	0.44	797,794,036		0	0
China Baowu Steel Group Corporation Limited	State-owned legal person	0.34	624,000,000		0	0
Ansteel Group Corporation	State-owned legal person	0.24	440,000,000		0	0
Hong Kong Securities Clearing Company Limited (HKSCC)(4)	Overseas legal person	0.13	229,807,062		0	0

Shareholdings of the top ten shareholders of shares without selling restrictions
Name of shareholders	Number of shares held	Type of shares
CNPC	148,010,665,536	A Shares
HKSCC Nominees Limited	20,883,204,087	H Shares
CNPC-CSC-17 CNPC E2 Pledge and Trust Special Account	3,819,989,252	A Shares
CNPC-CSC-17 CNPC EB Pledge and Trust Special Account	2,051,488,603	A Shares
China Securities Finance Corporation Limited	1,139,138,704	A Shares
Beijing Chengtong Financial Holding Investment Co. Ltd.	972,762,646	A Shares
Guoxin Investment Co., Ltd.	797,794,036	A Shares
China Baowu Steel Group Corporation	624,000,000	A Shares
Ansteel Group Corporation	440,000,000	A Shares
Hong Kong Securities Clearing Company Limited (HKSCC)	229,807,062	A Shares

Statement on constitution of affiliation or parties acting in concert among shareholders above:

Save for that both HKSCC Nominees Limited and Hong Kong Securities Clearing Company Limited are wholly-owned subsidiaries of Hong Kong Exchanges and Clearing Limited, the Company is not aware of any affiliation among the above ten shareholders or any one of them constituting parties acting in concert under the Administrative Measures for the Takeover of Listed Companies.

Notes:	(1)	Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC.
	(2)	HKSCC Nominees Limited is a wholly-owned subsidiary of the Hong Kong Exchanges and Clearing Limited and acts as a nominee on behalf of other corporate or individual shareholders to hold the H shares of the Company.
	(3)	291,518,000 H shares were indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, representing 0.16% of the total share capital of the Company. These shares were held in the name of HKSCC Nominees Limited.
	(4)	Hong Kong Securities Clearing Company Limited is a wholly-owned subsidiary of the Hong Kong Exchanges and Clearing Limited and, acting as a nominee holder, holds the A shares of the Company listed on the Shanghai Stock Exchange and invested by investors through The Stock Exchange of Hong Kong Limited.

2.3

Number of Shareholders of Preferred Shares, Shareholdings of Top Ten Shareholders of Preferred Shares and Shareholdings of Top Ten Shareholders of Preferred Shares without Selling Restrictions as at the end of the Reporting Period

☐ Applicable    ☒ Inapplicable

2.4	Business Review

In the first quarter of 2019, the world economy grew at a slower pace with a greater downward pressure and risks of uncertainty. The economy of China continued to operate within a reasonable range and maintained its tendency to be generally steady with certain progress. In terms of the gross domestic productivity (GDP), there was a stable start for the year as it increased by 6.4% as compared with the same period of last year. The supply and demand in the international oil market moved towards a balanced state. The international oil prices fluctuated upwards and the average price decreased as compared with the same period of last year. The average spot price of the West Texas Intermediate crude oil was US$54.87 per barrel, representing a decrease of 12.8% as compared with the same period of last year, and the average spot price of North Sea Brent crude oil was US$63.13 per barrel, representing a decrease of 5.5% as compared with the same period of last year. While the growth of domestic refined oil consumption slowed down, the supply remained abundant.

Facing the complicated operational situation, the Group adhered to the guidelines of stable development, devoted major efforts to high-quality development, intensified the measures for broadening sources of income, reducing expenditures as well as cutting cost and enhancing efficiency, and sped up structural adjustment. The Group grasped the favourable opportunities offered by the upward movement of international oil price and the relatively fast growth of demand in the natural gas market to intensify the production and operation of its two business chains of oil and gas. As a result, the production and operation activities of the Group achieved a good start for the year. In the first quarter of 2019, the Group achieved a revenue of RMB591,041 million under IFRS, representing an increase of 8.9% from RMB542,654 million as compared with the same period of last year. The net profit attributable to owners of the company amounted to RMB10,255 million, representing an increase of 1.0% from RMB10,153 million as compared with the same period of last year.

In respect of exploration and production, the Group continued to optimise its exploration deployment, consolidated the resource base for maintaining the stability in oil production and increasing gas output, accelerated the build-up of the oil and gas production capacity, which led to an increase in the output of oil and gas as compared with the same period of last year. In the first quarter of 2019, crude oil output of the Group was 223.4 million barrels, representing an increase of 4.6% as compared with the same period of last year. Marketable natural gas output of the Group amounted to 999.9 billion cubic feet, representing an increase of 8.9% as compared with the same period of last year. The oil and gas equivalent output was 390.1 million barrels, representing an increase of 6.4% as compared with the same period of last year, of which the domestic oil and gas equivalent output was 337.5 million barrels, representing an increase of 5.0% as compared with the same period of last year, and the overseas oil and gas equivalent output was 52.6 million barrels, representing an increase of 16.0% as compared with the same period of last year. In the first quarter of 2019, in the exploration and production segment, the Group adhered to the low-cost strategy and devoted major efforts to broadening sources of income, reducing expenditures as well as cutting cost and enhancing efficiency. The oil and gas lifting cost decreased by 1.5% as compared with the same period of last year. Benefit from the combined impacts arising out of the increasing efforts on cost control, the Group’s exploration and production segment achieved a profit from operations of RMB14,326 million, representing an increase of 47.1% as compared with RMB9,741 million for the same period of last year.

In respect of refining and chemicals, the Group adjusted and optimised the allocation of resources and the structure of products based on market demands, increased the production of merchantable and high-profit products and reasonably adjusted the ratio of diesel to gasoline in its production from 1.25 for the same period of last year to 1.07 this year. The Group grasped the market opportunities arising in connection with the growth of needs for chemical products and continuously improved the processing load of its chemical production facilities, which resulted in an increase of 3.9% in the outputs of chemical commodity products as compared with the same period of last year. In the first quarter of 2019, the Group processed an aggregate amount of 291.6 million barrels of crude oil, representing an increase of 3.3% as compared with the same period of last year. The Group produced 27.708 million tons of gasoline, diesel and kerosene, representing an increase of 5.8% as compared with the same period of last year. In the first quarter of 2019, the profit from operations of refining and chemicals segment amounted to RMB2,999 million, representing a decrease of 5,442 million as compared with the profit from operations of RMB8,441 million for the same period of last year. The refining operations achieved a profit from operations of RMB46 million, representing a decrease of 3,860 million as compared with the profit from operations of RMB3,906 million for the same period of last year, mainly due to adverse effect in profit from inventories and the effect of internal price marketization. The chemicals operations achieved a profit from operations of RMB2,953 million, representing a decrease of 1,582 million as compared with the profit from operations of RMB4,535 million for the same period of last year, mainly due to the decrease in gross profit of chemical products .

In respect of marketing, grasping the favourable opportunities arising out in connection with the rise in the price of refined products, the Group promptly adjusted its marketing strategies based on the market conditions, kept expanding and increasing sales, and secured smooth back-up channels for refineries. The Group developed overseas high-profitability markets to ensure a smooth operation of the industrial chain and at the same time to improve the overall profitability. The Group sold 42.057 million tons of gasoline, diesel and kerosene, representing a decrease of 0.8% as compared with the same period of last year. In the first quarter of 2019, as a result of the increase in the gross profit of refined products and the increased profitability of marketing measures, the Group achieved a profit from operations of RMB3,517 million in the marketing segment, representing an increase of 88.6% as compared with the profit from operations of RMB1,865 million for the same period of last year.

In respect of natural gas and pipeline, the Group coordinated the utilisation of various resources such as domestically produced gas, imported gas and liquefied natural gas (“LNG”) and optimised the transportation and sale plan of natural gas. The Group continued to develop certain major high-profitability markets and to effectively enhance sales efficiency. At the same time, the Group also accelerated the development of the natural gas pipeline network which was interconnected under a rationalised layout and was also safe and efficient. In the first quarter of 2019, as a result of the rise in the price and sales of natural gas as compared with the same period of last year, the profit from operations of the natural gas and pipeline segment amounted to RMB12,582 million, representing an increase of 12.5% as compared with RMB11,187 million for the same period of last year. Among which, the Group made great efforts to take effective actions to control the loss incurred from sales of imported gas and LNG in the natural gas and pipeline segment, and the net loss incurred amounted to RMB3,289 million with an increase in sales volume, representing a decrease in net loss of RMB2,535 million from the net loss of RMB5,824 million of last year.

In the first quarter of 2019, the average realised price for crude oil of the Group was US$59.53 per barrel, representing a decrease of 5.8% as compared with the same period of last year, among which the domestic realised price was US$59.38 per barrel, representing a decrease of 6.5% as compared with the same period of last year; the average realised price for natural gas was US$6.63 per thousand cubic feet, representing an increase of 4.7% as compared with the same period of last year, among which the domestic realised price was US$6.55 per thousand cubic feet, representing an increase of 10.5% as compared with the same period of last year.

Summary of Key Operating Data for the First Quarter of 2019

Operating Data	Unit	For the three months ended March 31		Changes over the same period of the preceding year (%)

		2019	2018
Crude oil output	Million barrels	223.4	213.7	4.6
of which: domestic	Million barrels	182.7	180.0	1.5
overseas	Million barrels	40.7	33.7	21.0
Marketable natural gas output	Billion cubic feet	999.9	918.5	8.9
of which: domestic	Billion cubic feet	928.8	848.5	9.5
overseas	Billion cubic feet	71.1	70.0	1.5
Oil and natural gas equivalent output	Million barrels	390.1	366.8	6.4
of which: domestic	Million barrels	337.5	321.5	5.0
overseas	Million barrels	52.6	45.3	16.0
Processed crude oil	Million barrels	291.6	282.2	3.3
Gasoline, kerosene and diesel output	Thousand tons	27,708	26,181	5.8
of which: Gasoline	Thousand tons	12,032	10,594	13.6
Kerosene	Thousand tons	2,790	2,376	17.4
Diesel	Thousand tons	12,886	13,211	(2.5)
Total sales volume of gasoline, kerosene and diesel	Thousand tons	42,057	42,409	(0.8)
of which: Gasoline	Thousand tons	17,762	17,657	0.6
Kerosene	Thousand tons	4,544	4,382	3.7
Diesel	Thousand tons	19,751	20,370	(3.0)

Operating Data	Unit	For the three months ended March 31		Changes over the same period of the preceding year (%)

		2019	2018
Output of key chemical products
Ethylene	Thousand tons	1,560	1,463	6.6
Synthetic resin	Thousand tons	2,479	2,370	4.6
Synthetic fiber raw materials and polymers	Thousand tons	372	384	(3.1)
Synthetic rubber	Thousand tons	243	235	3.4
Urea	Thousand tons	0	70	(100.0)

Note:	Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels and 1 cubic metre of natural gas = 35.315 cubic feet.

3	Significant Events

3.1	Significant changes in key accounting items and financial indicators under CAS and explanation of such changes

☒ Applicable    ☐ Inapplicable

Unit: RMB Million
Items	March 31, 2019	December 31, 2018	Changes (%)	Key explanation of the changes
Cash at bank and on hand	124,081	95,133	30.4	Mainly due to the change of fund position of the Company
Advances to suppliers	33,338	17,103	94.9	Mainly due to the increase in prepayments such as those for goods and materials
Right-of-use assets	182,133	—	—	In accordance with the Accounting Standards for Enterprises No.21 – Lease Standards (the “new lease standard”) effective from January 1, 2019, the comparative financial statements no longer need adjustment in respect of the recognition of the right-of-use assets (please refer to 3.6 Other significant events)
Long-term prepaid expenses	9,181	28,529	(67.8)	Mainly due to the fact that advances of leasing which used to be classified as long-term prepaid expenses are classified as the right-of-use assets
Short-term borrowings	99,906	62,368	60.2	Mainly due to the increase of borrowings for production and operation
Other payables	48,383	33,808	43.1	Mainly due to the increase in other payables recognized based on volume of business
Current portion of non-current liabilities	35,584	75,370	(52.8)	Mainly used to repay the long-term borrowings and debentures payable due within one year
Debentures payable	131,692	91,817	43.4	Mainly due to the issuance of debentures of RMB40 billion in the first quarter of 2019
Lease liabilities	163,171	—	—	In accordance with the new lease standard effective from January 1, 2019, the comparative financial statements no longer need adjustment in respect of the recognition of the lease liabilities (please refer to 3.6 Other significant events)

Items	For the three months ended March 31		Changes (%)	Key explanation of the changes

	2019	2018
Interest expenses	7,602	5,593	35.9	Mainly due to the generation of interest expense for recognition of lease liabilities according to the new lease standard
Interest income	797	581	37.2	Mainly due to the increase in the interests of bank deposits
Asset impairment losses	6	(4)	—	Mainly due to the reversal of write down in inventories
Credit losses	(92)	—	—	Mainly due to increase of the provision for bad debts of accounts receivables
Gains on asset disposal	18	81	(77.8)	Mainly due to the decrease in gains on disposal of non-current assets
Other comprehensive income, net of tax	(784)	(4,960)	(84.2)	Mainly due to the change of translation differences arising from translation of foreign currency financial statements of overseas subsidiaries under the influence of exchange rates
Other comprehensive income attributable to equity holders of the Company, net of tax	100	(3,800)	—
Translation differences arising from translation of foreign currency financial statements	(18)	(3,600)	(99.5)
Total comprehensive income	15,261	10,249	48.9	Mainly due to the change of other comprehensive income, net of tax
Total comprehensive income attributable to equity holders of the Company	10,351	6,350	63.0
Net cash flows from financing activities	28,053	(8,049)	—	Mainly due to the decrease in cash repayments of borrowings

3.2	Developments and impacts of significant events as well as the analysis of and explanation for the solutions

☐ Applicable    ☒ Inapplicable

3.3	Status of fulfilment of undertaking given by the Company, shareholders and ultimate controller

☒ Applicable    ☐ Inapplicable

During the reporting period, the undertaking given by CNPC, the controlling shareholder of the Company, and the fulfilment thereof were consistent with the information disclosed in the section headed “Significant Events” of the 2018 Annual Report of the Company. There have been no events affecting the performance of these undertakings.

3.4	Caution and explanation as to the anticipated accumulated losses or significant changes over the same period of the preceding year

☐ Applicable    ☒ Inapplicable

3.5	Securities investment

☐ Applicable    ☒ Inapplicable

3.6	Other significant events

☒ Applicable    ☐ Inapplicable

Changes in significant accounting policies

3.6.1	Changes and impact of CAS

The Ministry of Finance (“MOF”) issued a new accounting standard on leases in 2018. The new lease standard is a revision of the Accounting Standard for Business Enterprises No. 21 – Leases issued by MOF in 2006 (the “old lease standard”). The Group has adopted the new lease standard since January 1, 2019, and adjusted the accounting policies accordingly.

The new lease standard refines the definition of lease. The Group assesses whether a contract is a lease or contains any lease based on the revised definition of lease under the new lease standard. As to the contracts existing prior to the initial application of the new lease standard, the Group elects not to reassess whether they are leases or contain any lease on the date of initial application of the new lease standard.

Under the old lease standard, the Group, as a lessee, classifies a lease into a finance lease or an operating lease based on the assessment of whether the lease has transferred substantially all the risks and rewards related to the ownership of an asset to the Group.

The Group elects to adjust the opening balance of retained earnings and other related financial statement items for the year in which the new lease standard is initially applied, by the accumulated adjustments arising from the initial application of the new lease standard, and not to adjust the comparative figures.

As to the operating leases existing prior to the date of initial application, the Group measures the lease liabilities at the present value of the outstanding lease payment, discounted at the incremental borrowing rate as at the date of initial application, and measures the right-of-use assets based on an amount equal to the lease liabilities, with necessary adjustments to the prepaid rents.

Under the new lease standard, the Group recognised right-of-use assets of RMB181,782 million and RMB182,133 million and lease liabilities of RMB163,196 million and RMB163,171 million respectively as at January 1, 2019 and March 31, 2019.

3.6.2 Changes and impacts of IFRS

The Group has initially applied IFRS No.16 — Lease (“IFRS 16”) since January 1, 2019.

IFRS 16 introduced a single, on-balance sheet accounting model for lessees. As a result, the Group, as a lessee, has recognised right-of-use assets representing its rights to use underlying assets and lease liabilities representing its obligation to make lease payments. Lessor accounting remains the same with the previous policies.

The Group has applied IFRS 16 using the modified retrospective approach. The comparative information presented for 2018 has not been restated .

As a lessee, the Group previously classified leases as operating or finance leases based on its assessment of whether the lease has transferred substantially all the risks and rewards related to the ownership of the underlying asset. Under IFRS 16, the Group recognises right-of-use assets and lease liabilities for lease arrangements excluding short-term leases and leases with low-value assets - i.e. these lease arrangements are presented on-balance sheet.

However, the Group elected not to recognise right-of-use assets and lease liabilities for short-term leases and leases with low-value assets. The Group recognises the lease payments associated with these leases in profit or loss or as an expense on a straight-line basis over the lease term.

The Group recognised right-of-use assets of RMB240,642 million and RMB241,539 million and the lease liabilities of RMB163,196 million and RMB163,171 million respectively as at January 1, 2019 and March 31, 2019.

The difference in the recognition of right-of use assets for the initial adoption of the new lease standard under IFRS and CAS arose from the difference of the presentation of the Chinese land use right in the financial statements between the two standards.

3.6.3 VAT rate and pipeline transportation price adjustment

On March 20, 2019, the MOF, the State Administration of Taxation, and the General Administration of Customs issued the Notice on Deepening the Policies Related to Value-Added Tax Reform (Announcement No. 39 of 2019 of the General Administration of Customs of the Ministry of Finance and the State Administration of Taxation). In order to further implement tax cuts and deepen the reform of value-added tax, from April 1, 2019, the current 16% rate for industries such as manufacturing is reduced to 13%, and the current 10% rate for industries such as transportation and construction is reduced to 9%. The tax rate of 6% keeps unchanged.

On March 29, 2019, the National Development and Reform Commission issued the Notice on Adjusting the Inter-provincial Pipeline Transportation Price of Natural Gas. According to the adjustment of the VAT rate, it was decided to adjust the pipeline transportation prices of 13 inter-provincial pipeline transportation enterprises such as PetroChina Beijing Natural Gas Pipeline Co., Ltd. from April 1, 2019.

The above matters do not affect the continuity of the business of the Group and the stability of the management, which is conducive to the continued healthy development of the Group’s businesses and the continued improvement of its future financial position and operating results.

By Order of the Board of Directors

PetroChina Company Limited

Wang Yilin

Chairman

Beijing, the PRC

April 29, 2019

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Wang Yilin as the Chairman; Mr. Liu Yuezhen, Mr. Liu Hongbin and Mr. Duan Liangwei as non-executive Directors; Mr. Hou Qijun as an executive Director; and Mr. Lin Boqiang, Mr. Zhang Biyi, Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito and Mr. Simon Henry as independent non-executive Directors.

This announcement is published in English and Chinese. In the event of any inconsistency between the two versions, the Chinese version shall prevail.

Appendix

A. Financial statements for the first quarter of 2019 prepared in accordance with CAS

1.	Consolidated Balance Sheet

ASSETS	March 31, 2019	December 31, 2018
	RMB million	RMB million
Current assets
Cash at bank and on hand	124,081	95,133
Notes and accounts receivable	91,581	74,815
Advances to suppliers	33,338	17,103
Other receivables	20,989	17,123
Inventories	169,947	174,586
Other current assets	59,202	54,368

Total current assets	499,138	433,128

Non-current assets
Investments in other equity instruments	939	760
Long-term equity investments	91,757	89,432
Fixed assets	672,984	685,848
Oil and gas properties	781,013	800,475
Construction in progress	221,108	219,594
Intangible assets	77,489	77,261
Right-of-use assets	182,133	—
Goodwill	42,128	42,273
Long-term prepaid expenses	9,181	28,529
Deferred tax assets	24,967	23,498
Other non-current assets	31,611	31,760

Total non-current assets	2,135,310	1,999,430

TOTAL ASSETS	2,634,448	2,432,558

Chairman	Director and President	Chief Financial Officer
Wang Yilin	Hou Qijun	Chai Shouping

1. Consolidated Balance Sheet (Continued)

LIABILITIES AND SHAREHOLDERS’ EQUITY	March 31, 2019	December 31, 2018
	RMB million	RMB million
Current liabilities
Short-term borrowings	99,906	62,368
Notes and accounts payable	225,186	252,994
Contract liabilities	76,529	68,076
Employee compensation payable	12,797	10,087
Taxes payable	68,339	82,744
Other payables	48,383	33,808
Current portion of non-current liabilities	35,584	75,370
Other current liabilities	949	939

Total current liabilities	567,673	586,386

Non-current liabilities
Long-term borrowings	179,353	177,605
Debentures payable	131,692	91,817
Lease liabilities	163,171	—
Provisions	134,513	132,780
Deferred tax liabilities	17,280	17,022
Other non-current liabilities	14,066	16,005

Total non-current liabilities	640,075	435,229

Total liabilities	1,207,748	1,021,615

Shareholders’ equity
Share capital	183,021	183,021
Capital surplus	128,710	128,683
Special reserve	15,057	13,831
Other comprehensive income	(32,297)	(32,397)
Surplus reserves	194,245	194,245
Undistributed profits	737,438	727,187

Equity attributable to equity holders of the Company	1,226,174	1,214,570

Non-controlling interests	200,526	196,373

Total shareholders’ equity	1,426,700	1,410,943

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,634,448	2,432,558

Chairman	Director and President	Chief Financial Officer
Wang Yilin	Hou Qijun	Chai Shouping

2. Company Balance Sheet

ASSETS	March 31, 2019	December 31, 2018
	RMB million	RMB million
Current assets
Cash at bank and on hand	33,072	15,309
Notes and accounts receivable	19,270	18,334
Advances to suppliers	21,865	6,267
Other receivables	16,226	14,316
Inventories	107,683	114,952
Other current assets	45,339	46,082

Total current assets	243,455	215,260

Non-current assets
Investments in other equity instruments	450	390
Long-term equity investments	393,095	388,818
Fixed assets	330,702	337,629
Oil and gas properties	544,604	557,121
Construction in progress	151,385	151,366
Intangible assets	59,121	58,890
Right-of-use assets	105,283	—
Long-term prepaid expenses	6,648	22,761
Deferred tax assets	18,295	17,910
Other non-current assets	7,772	7,884

Total non-current assets	1,617,355	1,542,769

TOTAL ASSETS	1,860,810	1,758,029

Chairman	Director and President	Chief Financial Officer
Wang Yilin	Hou Qijun	Chai Shouping

2. Company Balance Sheet (Continued)

LIABILITIES AND SHAREHOLDERS’ EQUITY	March 31, 2019	December 31, 2018
	RMB million	RMB million
Current liabilities
Short-term borrowings	82,760	61,873
Notes and accounts payable	91,715	121,473
Contract liabilities	53,914	47,184
Employee compensation payable	10,134	7,906
Taxes payable	41,775	58,734
Other payables	69,046	43,862
Current portion of non-current liabilities	21,923	63,028
Other current liabilities	224	217

Total current liabilities	371,491	404,277

Non-current liabilities
Long-term borrowings	72,152	72,166
Debentures payable	125,000	85,000
Lease liabilities	89,705	—
Provisions	93,332	92,017
Other non-current liabilities	6,845	8,489

Total non-current liabilities	387,034	257,672

Total liabilities	758,525	661,949

Shareholders’ equity
Share capital	183,021	183,021
Capital surplus	127,859	127,859
Special reserve	8,183	7,373
Other comprehensive income	630	505
Surplus reserves	183,153	183,153
Undistributed profits	599,439	594,169

Total shareholders’ equity	1,102,285	1,096,080

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,860,810	1,758,029

Chairman	Director and President	Chief Financial Officer
Wang Yilin	Hou Qijun	Chai Shouping

3. Consolidated Income Statement

	Three months ended March 31
	2019	2018
Items	RMB million	RMB million
Operating income	591,041	542,654
Less: Cost of sales	(469,670)	(430,823)
Taxes and surcharges	(55,034)	(49,665)
Selling expenses	(16,326)	(15,323)
General and administrative expenses	(14,667)	(15,030)
Research and development expenses	(3,580)	(2,828)
Finance expenses	(7,423)	(6,070)
Including: Interest expenses	7,602	5,593
Interest income	797	581
Asset impairment losses	6	(4)
Credit losses	(92)	—
Add: Other income	2,522	2,086
Investment income	2,478	2,148
Including: Income from investment in associates and joint ventures	2,341	2,088
Gains on asset disposal	18	81

Operating profit	29,273	27,226

Add: Non-operating income	550	443
Less: Non-operating expenses	(5,239)	(3,379)

Profit before taxation	24,584	24,290

Less: Taxation	(8,539)	(9,081)

Net profit	16,045	15,209

Classified by continuity of operations:
Net profit from continuous operation	16,045	15,209
Net profit from discontinued operation	—	—
Classified by ownership:
Shareholders of the Company	10,251	10,150
Non-controlling interests	5,794	5,059
Earnings per share
Basic earnings per share (RMB Yuan)	0.056	0.055
Diluted earnings per share (RMB Yuan)	0.056	0.055
Other comprehensive income	(784)	(4,960)
Other comprehensive income attributable to equity holders of the Company, net of tax	100	(3,800)
(1) Items that will not be reclassified to profit or loss:
Changes in fair value of investments in other equity instruments	35	50
(2) Items that may be reclassified to profit or loss:
Share of other comprehensive income of equity-accounted investee	83	(250)
Translation differences arising from translation of foreign currency financial statements	(18)	(3,600)
Other comprehensive income (net of tax) attributable to non-controlling interests	(884)	(1,160)

Total comprehensive income	15,261	10,249

Attributable to：
Equity holders of the Company	10,351	6,350
Non-controlling interests	4,910	3,899

Chairman	Director and President	Chief Financial Officer
Wang Yilin	Hou Qijun	Chai Shouping

4. Income Statement

	Three months ended March 31
	2019	2018
Items	RMB million	RMB million
Operating income	347,061	323,795
Less: Cost of sales	(269,272)	(246,745)
Taxes and surcharges	(43,194)	(39,834)
Selling expenses	(11,234)	(10,611)
General and administrative expenses	(11,509)	(10,947)
Research and development expenses	(1,761)	(1,535)
Finance expenses	(5,303)	(4,447)
Including: Interest expenses	5,286	4,416
Interest income	228	252
Asset impairment losses	(2)	(24)
Credit losses	(73)	—
Add: Other income	2,227	1,635
Investment income	681	6,173
Including: Income from investment in associates and joint ventures	930	855
Gains on asset disposal	20	103

Operating profit	7,641	17,563

Add: Non-operating income	389	321
Less: Non-operating expenses	(1,078)	(3,198)

Profit before taxation	6,952	14,686

Less: Taxation	(1,682)	(5,382)

Net profit	5,270	9,304

Classified by continuity of operations:
Net profit from continuous operation	5,270	9,304
Net profit from discontinued operation	—	—
Earnings per share
Basic earnings per share (RMB Yuan)	0.029	0.051
Diluted earnings per share (RMB Yuan)	0.029	0.051
Other comprehensive income	125	(350)
(1) Items that will not be reclassified to profit or loss:
Changes in fair value of investments in other equity instruments	45	(31)
(2) Items that may be reclassified to profit or loss:
Share of other comprehensive income of equity-accounted investee	80	(319)

Total comprehensive income	5,395	8,954

Chairman	Director and President	Chief Financial Officer
Wang Yilin	Hou Qijun	Chai Shouping

5. Consolidated Cash Flow Statement

Items	Three months ended March 31
	2019	2018
	RMB million	RMB million
Cash flows from operating activities
Cash received from sales of goods and rendering of services	668,029	609,010
Refund of taxes	353	1,093
Cash received relating to other operating activities	290	414

Sub-total of cash inflows	668,672	610,517

Cash paid for goods and services	(460,269)	(413,488)
Cash paid to and on behalf of employees	(30,553)	(28,074)
Payments of various taxes	(108,388)	(93,121)
Cash paid relating to other operating activities	(7,440)	(14,032)

Sub-total of cash outflows	(606,650)	(548,715)

Net cash flows from operating activities	62,022	61,802

Cash flows from investing activities
Cash received from disposal of investments	1,629	9,774
Cash received from returns on investments	780	1,047
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	53	16

Sub-total of cash inflows	2,462	10,837

Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets	(60,872)	(59,281)
Cash paid to acquire investments	(245)	(445)

Sub-total of cash outflows	(61,117)	(59,726)

Net cash flows used for investing activities	(58,655)	(48,889)

Chairman	Director and President	Chief Financial Officer
Wang Yilin	Hou Qijun	Chai Shouping

5. Consolidated Cash Flow Statement (Continued)

Items	Three months ended March 31
	2019	2018
	RMB million	RMB million
Cash flows from financing activities
Cash received from capital contributions	47	99
Including: Cash received from non-controlling interests’ capital contributions to subsidiaries	47	99
Cash received from borrowings	236,358	232,444
Cash received relating to other financing activities	—	9

Sub-total of cash inflows	236,405	232,552

Cash repayments of borrowings	(195,031)	(234,194)
Cash payments for interest expenses and distribution of dividends or profits	(6,043)	(6,313)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to non-controlling interests	(472)	(389)
Capital reduction of subsidiaries	(10)	(94)
Cash payments relating to other financing activities	(7,268)	—

Sub-total of cash outflows	(208,352)	(240,601)

Net cash flows from financing activities	28,053	(8,049)

Effect of foreign exchange rate changes on cash and cash equivalents	(1,004)	(2,071)

Net increase in cash and cash equivalents	30,416	2,793

Add: Cash and cash equivalents at beginning of the period	85,598	122,777

Cash and cash equivalents at end of the period	116,014	125,570

Chairman	Director and President	Chief Financial Officer
Wang Yilin	Hou Qijun	Chai Shouping

6. Company Cash Flow Statement

Items	Three months ended March 31
	2019	2018
	RMB million	RMB million
Cash flows from operating activities
Cash received from sales of goods and rendering of services	401,019	370,329
Refund of various taxes	353	809
Cash received relating to other operating activities	15,452	8,940

Sub-total of cash inflows	416,824	380,078

Cash paid for goods and services	(273,281)	(244,655)
Cash paid to and on behalf of employees	(13,079)	(19,348)
Payments of various taxes	(74,377)	(70,885)
Cash paid relating to other operating activities	(5,495)	(5,764)

Sub-total of cash outflows	(366,232)	(340,652)

Net cash flows from operating activities	50,592	39,426

Cash flows from investing activities
Cash received from disposal of investments	2,575	14,195
Cash received from returns on investments	289	5,537
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	49	125

Sub-total of cash inflows	2,913	19,857

Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets	(42,342)	(39,160)
Cash paid to acquire investments	(6,990)	(14,216)

Sub-total of cash outflows	(49,332)	(53,376)

Net cash flows used for investing activities	(46,419)	(33,519)

Chairman	Director and President	Chief Financial Officer
Wang Yilin	Hou Qijun	Chai Shouping

6. Company Cash Flow Statement (Continued)

Items	Three months ended March 31
	2019	2018
	RMB million	RMB million
Cash flows from financing activities
Cash received from borrowings	108,481	83,601
Cash received relating to other financing activities	—	10

Sub-total of cash inflows	108,481	83,611

Cash repayments of borrowings	(88,724)	(80,841)
Cash payments for interest expenses and distribution of dividends or profits	(4,150)	(5,119)
Cash payments relating to other financing activities	(2,017)	—

Sub-total of cash outflows	(94,891)	(85,960)

Net cash flows from financing activities	13,590	(2,349)

Effect of foreign exchange rate changes on cash and cash equivalents	—	—

Net increase in cash and cash equivalents	17,763	3,558

Add: Cash and cash equivalents at beginning of the period	13,109	44,432

Cash and cash equivalents at end of the period	30,872	47,990

Chairman	Director and President	Chief Financial Officer
Wang Yilin	Hou Qijun	Chai Shouping

B.	Financial statements for the first quarter of 2019 prepared in accordance with IFRS

1.	Consolidated Statement of Comprehensive Income

	Three months ended March 31
	2019	2018
	RMB million	RMB million
REVENUE	591,041	542,654

OPERATING EXPENSES
Purchases, services and other	(394,315)	(359,539)
Employee compensation costs	(32,792)	(30,083)
Exploration expenses, including exploratory dry holes	(6,202)	(6,198)
Depreciation, depletion and amortisation	(55,010)	(51,483)
Selling, general and administrative expenses	(15,995)	(16,705)
Taxes other than income taxes	(55,263)	(49,900)
Other expense, net	(2,027)	(706)

TOTAL OPERATING EXPENSES	(561,604)	(514,614)

PROFIT FROM OPERATIONS	29,437	28,040

FINANCE COSTS
Exchange gain	1,967	3,042
Exchange loss	(2,352)	(3,865)
Interest income	797	581
Interest expense	(7,602)	(5,593)

TOTAL NET FINANCE COSTS	(7,190)	(5,835)

SHARE OF PROFIT OF ASSOCIATES AND JOINT VENTURES	2,341	2,088

PROFIT BEFORE INCOME TAX EXPENSE	24,588	24,293
INCOME TAX EXPENSE	(8,539)	(9,081)

PROFIT FOR THE PERIOD	16,049	15,212

OTHER COMPREHENSIVE INCOME
Items that will not be reclassified to profit or loss
Fair value loss from financial assets measured at fair value through other comprehensive income	96	50
Items that are or may be reclassified subsequently to profit or loss
Currency translation differences	(963)	(4,760)
Share of the other comprehensive income of associates and joint ventures accounted for using the equity method	83	(250)

OTHER COMPREHENSIVE INCOME, NET OF TAX	(784)	(4,960)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	15,265	10,252

PROFIT FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	10,255	10,153
Non-controlling interests	5,794	5,059

	16,049	15,212

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	10,355	6,353
Non-controlling interests	4,910	3,899

	15,265	10,252

BASIC AND DILUTED EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB YUAN)	0.056	0.055

2.	Consolidated Statement of Financial Position

	March 31, 2019	December 31, 2018
	RMB million	RMB million
NON-CURRENT ASSETS
Property, plant and equipment	1,675,089	1,705,901
Investments in associates and joint ventures	91,687	89,362
Financial assets measured at fair value through other comprehensive income	917	738
Advance operating lease payments	—	78,240
Right-of-use assets	241,539	—
Intangible and other non-current assets	97,693	98,298
Deferred tax assets	24,967	23,498
Time deposits with maturities over one year	3,130	3,101

TOTAL NON-CURRENT ASSETS	2,135,022	1,999,138

CURRENT ASSETS
Inventories	169,947	174,586
Accounts receivable	79,903	58,507
Prepayments and other current assets	113,529	88,594
Notes receivable	11,678	16,308
Time deposits with maturities over three months but within one year	8,067	9,535
Cash and cash equivalents	116,014	85,598

TOTAL CURRENT ASSETS	499,138	433,128

CURRENT LIABILITIES
Accounts payable and accrued liabilities	287,315	297,828
Contract liabilities	76,529	68,076
Income taxes payable	13,140	5,728
Other taxes payable	55,199	77,016
Short-term borrowings	135,490	137,738

TOTAL CURRENT LIABILITIES	567,673	586,386

NET CURRENT LIABILITIES	(68,535)	(153,258)

TOTAL ASSETS LESS CURRENT LIABILITIES	2,066,487	1,845,880

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Share capital	183,021	183,021
Retained earnings	742,437	732,182
Reserves	300,436	299,083

TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY	1,225,894	1,214,286
NON-CONTROLLING INTERESTS	200,525	196,372

TOTAL EQUITY	1,426,419	1,410,658

NON-CURRENT LIABILITIES
Long-term borrowings	311,045	269,422
Asset retirement obligations	134,513	132,780
Lease liabilities	163,171	—
Deferred tax liabilities	17,273	17,015
Other long-term obligations	14,066	16,005

TOTAL NON-CURRENT LIABILITIES	640,068	435,222

TOTAL EQUITY AND NON-CURRENT LIABILITIES	2,066,487	1,845,880

Chairman	Director and President	Chief Financial Officer
Wang Yilin	Hou Qijun	Chai Shouping

3.	Consolidated Statement of Cash Flows

	Three months ended March 31
	2019	2018
	RMB million	RMB million
CASH FLOWS FROM OPERATING ACTIVITIES

Profit for the period	16,049	15,212
Adjustments for:
Income tax expense	8,539	9,081
Depreciation, depletion and amortisation	55,010	51,483
Capitalised exploratory costs charged to expense	3,014	1,552
Safety fund reserve	1,284	1,111
Share of profit of associates and joint ventures	(2,341)	(2,088)
Provision for impairment of receivables, net	92	(2)
Write down in inventories, net	(6)	6
Loss/(gain) on disposal of property, plant and equipment	45	(67)
Gain on disposal of other non-current assets	(80)	(9)
Interest income	(797)	(581)
Interest expense	7,602	5,593
Changes in working capital:
Accounts receivable, prepayments and other current assets	(35,269)	(30,521)
Inventories	4,693	(1,048)
Accounts payable and accrued liabilities	23,638	24,513
Contract liabilities	(8,453)	823

CASH FLOWS GENERATED FROM OPERATIONS	73,020	75,058
Income taxes paid	(10,998)	(13,256)

NET CASH FLOWS FROM OPERATING ACTIVITIES	62,022	61,802

3. Consolidated Statement of Cash Flows (Continued)

	Three months ended March 31
	2019	2018
	RMB million	RMB million
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(58,942)	(57,120)
Acquisition of investments in associates and joint ventures	(96)	(69)
Prepayments on long-term operating leases	(901)	(977)
Acquisition of intangible assets and other non-current assets	(1,029)	(1,184)
Proceeds from disposal of property, plant and equipment	52	16
Proceeds from disposal of other non-current assets	43	4
Interest received	476	421
Dividends received	304	626
Decrease in time deposits with maturities over three months	1,438	9,394

NET CASH FLOWS USED FOR INVESTING ACTIVITIES	(58,655)	(48,889)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of short-term borrowings	(132,241)	(155,882)
Repayments of long-term borrowings	(62,790)	(78,312)
Payments of lease liabilities	(7,268)	—
Interest paid	(5,571)	(5,924)
Dividends paid to non-controlling interests	(472)	(389)
Increase in short-term borrowings	170,099	158,506
Increase in long-term borrowings	66,259	73,938
Capital contribution from non-controlling interests	47	99
Decrease in other long-term obligations	(10)	(85)

NET CASH FLOWS FROM FINANCING ACTIVITIES	28,053	(8,049)

TRANSLATION OF FOREIGN CURRENCY	(1,004)	(2,071)

Increase in cash and cash equivalents	30,416	2,793
Cash and cash equivalents at beginning of the period	85,598	122,777

Cash and cash equivalents at end of the period	116,014	125,570

4. Segment Information

	Three months ended March 31
	2019	2018
	RMB million	RMB million
Revenue
Exploration and Production
Intersegment sales	123,570	115,486
Revenue from external customers	28,772	24,005

	152,342	139,491
Refining and Chemicals
Intersegment sales	167,104	150,276
Revenue from external customers	43,502	46,533

	210,606	196,809
Marketing
Intersegment sales	79,776	64,715
Revenue from external customers	412,925	381,489

	492,701	446,204
Natural Gas and Pipeline
Intersegment sales	8,680	7,558
Revenue from external customers	105,666	90,492

	114,346	98,050
Head Office and Other
Intersegment sales	34	8
Revenue from external customers	176	135

	210	143
Total revenue from external customers	591,041	542,654

Profit from operations
Exploration and Production	14,326	9,741
Refining and Chemicals	2,999	8,441
Marketing	3,517	1,865
Natural Gas and Pipeline	12,582	11,187
Head Office and Other	(3,987)	(3,194)

	29,437	28,040